Exhibit 99.15

Peter Flagel Director Gibbons P.C. One Pennsylvania Plaza 45th Floor, Suite 4515 New York, NY 10119 Direct: 212-613-2091 Fax: 212-554-9685 pflagel@gibbonslaw.com

July 29, 2024

VIA EMAIL

Procaps Group S.A. 9 Rue De Bitbourg L-1273 Luxembourg Grand Duchy of Luxembourg

Mr. Jose Antonio Vieira, Chief Executive Officer

Board of Directors:

Mr. Kyle P. Bransfield

Mr. Luis Fernando Castro

Mr. Jose Minski

Mr. Ruben Minski Gontovnik

Ms. Sandra Sanchez y Oldenhage

Mr. David Yanovich Wancier

Mr. Alberto Eguiguren Correa

Copies to:

Procaps Group S.A. 9 Rue De Bitbourg L-1273 Luxembourg Grand Duchy of Luxembourg	Ms. Marcela Carvajalino Pagano VP of Legal Affairs

Greenberg Traurig, P.A. 333 S.E. 2nd Avenue, Miami, FL 33131	Raffael Fiumara Shareholder Arnaldo C. Rego, Jr. Shareholder

Re:	Hoche Offer to Procaps Group S.A.

Dear Mr. Vieira and Members of the Board of Directors,

As you know, on Thursday, July 25, 2024, Mr. Alejandro Weinstein, on behalf of Hoche Partners Pharma Holding S.A. (“Hoche”), via email, made a non-binding bona fide offer (open until 5 PM Eastern Time on Sunday, July 28, 2024) to the Board of Directors (the “Board”) of Procaps Group S.A. (the “Company”) to address the Company’s imminent financing needs. As spelled out in the July 25 communication from Mr. Weinstein, the terms of the non-binding offer expired last evening. The offer was met with what can only be described as a bizarre counter-offer that was simply unacceptable ab initio. The counter-offer and had little to do with solidifying the Company’s position and instead was geared toward benefiting the majority shareholder. Hoche’s view is that the majority shareholder currently refuses to partake in serious and productive negotiations with minority shareholders.

Peter Flagel Director Gibbons P.C. One Pennsylvania Plaza 45th Floor, Suite 4515 New York, NY 10119 Direct: 212-613-2091 Fax: 212-554-9685 pflagel@gibbonslaw.com

Hoche believes that past mismanagement (under the influence of the majority shareholder), historical accounting practices, current inaction by the Board, and failure to take prompt corrective action have put the Company in a precarious position. Since the business combination occurred in 2021, the Company has repeatedly failed to meet its projections, resulting in a substantial decline in stock price (from a high of approximately $10.30 to $2.50 as of close of trading on Friday, July 26), a clear sign that the existing management and control structure is not adequate to accomplish the Company’s long term goals. This, coupled with the inability to file its financial statements, continued non-compliance with the Nasdaq listing requirements, inaccuracy of past financial data, and withdrawal of Deloitte’s audit opinion, has led Hoche to the only possible conclusion that the markets have completely lost trust and confidence in the majority shareholder. Hoche also believes that there is a material risk (based on the limited information being made available by the management) that the Company may not be able to meet existing loan covenants and obtain alternative financing at favorable market terms.

Hoche believed that given the current circumstances, the offer presented a fair path to re-capitalize the Company at very reasonable terms for both the Company and the majority shareholder. More importantly, it offered an opportunity to show the market and all investors that Hoche and the majority shareholder are fully committed and aligned to the long-term success of the business.

Our client’s view, based on the current facts, is that mismanagement, poor financial results, a declining stock price, unacceptable accounting issues and corporate governance has led to a decline in trust in the Company. Hoche’s proposal would have ensured the financial future of the Company and was intended to restore trust in the Company.

Unfortunately, the majority shareholder was unwilling to accept the conditions in the offer, including, but not limited to, in relation to the proposed reconstitution of the Board with enhanced independence, which we had previously requested numerous times, such that at this time a financing transaction for the benefit of the Company seems out of reach.

It is the Board’s responsibility to exercise its independent efforts to protect the Company’s shareholders’ investments by making, at the very least, the necessary recommendations to the majority shareholder to take all necessary actions that can result in the long-term survival of the Company. Upon our information and belief, the Company is facing not only substantial difficulties and challenges as a result of the events underlying Deloitte’s investigation, but also substantial risks of litigation from investors (based on the auditors’ actions and disclosures, we must assume that the accounting issues that are being investigated have a long history, affecting not only the 2023 annual report, but also previous financial disclosures, including in connection with the business combination transaction in 2021).

In our letter to your legal department dated July 16, 2024, we had previously requested that the Company demand reimbursement of all (probably very substantial) costs related to Deloitte’s investigation by July 26 at the latest. The Company’s lawyers responded on July 23, that among other things, the request would be disregarded. The Board has apparently refused to take any of these actions for the benefit of the Company and the minority shareholders. Instead, its behaviour strongly indicates that it remains beholden to the majority shareholder. Again, you, as members of the Board have a duty to act in the best interests of the Company and its shareholders, and by failing to engage with the majority shareholder in relation to Hoche’s offer and to demand reimbursement from the majority shareholder for all investigation related expenses, you have breached this duty (excluding Mr. Alberto Eguiguren). We will respond to the other incorrect statements in your counsel’s letter from July 23 separately.

Peter Flagel Director Gibbons P.C. One Pennsylvania Plaza 45th Floor, Suite 4515 New York, NY 10119 Direct: 212-613-2091 Fax: 212-554-9685 pflagel@gibbonslaw.com

On several occasions, Hoche had mentioned that it had reserved its rights to pursue legal remedies in the United States and Luxembourg, including claims based on personal liability against those responsible for the accounting and financial reporting problems of the Company. Our client has instructed our firm to proceed accordingly. A litigation hold notice will be sent by separate communication to the Company’s counsel and legal department.

We will be submitting a copy of this letter with an amendment to our Schedule 13D filing.

Sincerely,

/s/ Peter Flagel
Peter Flagel
Director

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